                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                               For August 29, 2005
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X              Form 40-F
                              -----                     -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                        Yes                       No  X
                           -----                    -----

NORTHWESTERN MINERAL VENTURES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED JUNE 30, 2005

The following discussion of the financial condition and results of the operations of Northwestern Mineral Ventures Inc. ("Northwestern" or the
"Company") constitutes management's review of the factors that affected the
Company's financial and operating performance for the three months ended June
30, 2005. This discussion dated August 12, 2005 should be read in conjunction with the Company's audited Financial Statements and Notes to the Financial
Statements for periods ended December 31, 2004 and December 31, 2003, and the interim financial statements for the period April 1, 2005 to June 30, 2005, which have all been prepared in accordance with Canadian generally accepted accounting principles. These documents along with others published by the
Company are available on SEDAR at www.sedar.com or from the office of the
Company.

The Company was formed in September 2003 for the purpose of acquiring, exploring and developing properties prospective for the discovery of precious and base metals and other minerals. The Company does not have any projects that generate revenue at this time. The Company's ability to carry out its business plan rests with its ability to secure equity and other financings.

The Company's common shares trade on the TSX Venture Exchange under the symbol
"NWT", under the symbol "NMV" on the Berlin Stock Exchange and on the Frankfurt
Stock Exchange and on the NASD Bulletin Board, under the stock symbol "NWTMF".

OVERVIEW OF PERFORMANCE

The Company is focused on uranium and iron oxide copper gold ("IOCG")
exploration in Canada's Northwest Territories and in Mexico. Although the
Company's interests in the McPhoo, Achook and Conjuror properties were allowed to lapse during fiscal 2004, the Company retained its 50% option interest in the
Longtom claim, which is located in Canada's Northwest Territories (the "Bear
Project"). In the opinion of management, the Longtom claim is believed to be the most prospective for uranium and IOCG mineralization. The Company expects to develop an exploration program for 2005 to further develop previously identified uranium targets on the Longtom claim.

In May of 2005, the Company increased its option interest to 100% in the silver-gold project (the "Pichachos Project") in the Durango and Sinaloa states,
Mexico. The Company continues its first phase exploration program, which it expects to complete during the third quarter of 2005.

BEAR PROJECT, NWT

During the year ended December 31, 2004, the Company completed a joint
$1,000,000 exploration program on the Longtom claim with Fronteer. The Company contributed $500,000, while Fronteer contributed the other $500,000 towards the exploration program. The Company expects to develop a program of exploration in the amount of $500,000 in 2005 to further develop the uranium targets found from previous exploration.

PICHACHOS PROJECT, MEXICO

The Company continues to advance the Recommended Work Program as developed by the consulting engineering firm of Watts Griffis and McOuat Limited. The program consists of soil geochemistry surveys, underground development and trenching.
The program commenced in February, 2005 and is expected to be completed in the third quarter of 2005.

Initial results of the soil sampling and trenching have been positive, and are available on the Company's website www.northwestmineral.com. Based on the final results of the Recommended Work Program, the Company will determine if advancement to the second phase of exploration on the Pichachos Project is warranted. If initiated, the second phase of exploration would require the
Company to incur an additional $1.0 million in exploration and development expenditures. The second phase would consist of airborne magnetometer surveys, and preparing the most advanced targets for underground or adit development for controlled bulk sampling.

The Durango region of Mexico is a rugged upland area with high relief which exposes tens to hundred of meters of vertical section through the mineralized strategraphy. Accordingly, the vein systems can easily be accessed by driving adits into hillsides to provide underground bulk samples at an early stage of exploration without relying solely on diamond drilling.

The overall objective of the Company is to expand the geological knowledge related to the Bear and Pichachos Projects and to assist with the development of mineralization that is economically significant. The Company will also continue to evaluate the acquisition of other high quality exploration properties in order to augment and strengthen its current Uranium and IOCG property portfolio.
To this end, the Company announced in June of 2005 that it has filed applications for two uranium concessions in the Republic of Niger, for which the
Company is now awaiting government approval.

RESULTS OF OPERATIONS/MINERAL ACTIVITIES

For the three months ended June 30, 2005, the Company reduced deferred exploration expenses by $2,834 (an increase of $115,030 in the second quarter of
2004) on the Bear Project as a result of the allocation of interest income The
Company also increased deferred exploration expenditures by $219,120 (nil in the second quarter of 2004) on the Picachos Project in Mexico. The loss from operations for the three months ended June 30, 2005 was $157,544 or $0.00 per share ($118,739 or $0.01 per share in the second quarter of 2004).

The loss from operations for second quarter of 2005 was as a result of expenditures on investor relations and business development, management services and office costs.

In the third quarter of 2004, the Company acquired an option on the Picachos silver-gold project in Mexico from RNC Gold Inc ("RNC"). The Company is required to spend $500,000 in the first year and an additional $1 million in the following 18 months. It must also complete a feasibility study to earn an undivided 50% interest in the Pichachos Project. During the first quarter of
2005, the Company commenced a Recommended Work Program in the amount of $526,000 and comprised of soil geochemical surveys, underground development and trenching. The Company expects that the Recommended Work Program will be completed in the third quarter of 2005.

On May 26, 2005 the Company announced the amendment to its option agreement with
RNC to acquire 100% of the Picachos project. Under the terms of the Letter of
Intent, Northwestern will be granted the right at feasibility to acquire RNC's remaining 50% stake in the Picachos Project. The purchase price of $20 million is payable as: $3 million at feasibility, $9 million at the commencement of commercial production, and $2 million on each of the first through fourth anniversaries of the commencement of commercial production. Upon execution of a
Formal Agreement, incorporating the terms of the Letter of Intent, Northwestern will issue 100,000 common shares from its treasury to RNC as consideration for the agreement. The shares will be subject to any applicable regulatory hold periods. Completion of this Agreement is subject to board and regulatory approval.

SUMMARY OF QUARTERLY RESULTS


                                           JUNE 30,              MARCH 31,            DECEMBER 31,      SEPTEMBER 30,
                                               2005                   2005                    2004               2004
                                                  $                      $                       $                  $
                                   ----------------------------------------------------------------------------------

Revenue                                           -                      -                       -                  -
Net loss for the period                     157,544                135,479                 415,146            186,657
Net loss per share (1)                         0.00                   0.00                    0.01               0.01
Total assets                              1,933,123              2,086,254               1,896,035          1,334,000
Shareholders' equity                      1,919,123              2,064,481               1,698,410          1,199,168

                                           JUNE 30,              MARCH 31,            DECEMBER 31,
                                               2004                   2004                 2003(2)
                                                  $                      $                       $
                                   ----------------------------------------------------------------

Revenue                                           -                      -                       -
Net loss for the period                     118,739                400,918                  33,097
Net loss per share (1)                         0.00                   0.03                    0.01
Total assets                              1,408,365              1,465,562                 172,413
Shareholders' equity                      1,278,793              1,397,532                 162,413

(1)  Loss per share remains the same on a fully diluted basis

(2)  The information for the 4th quarter ended December 31, 2003 related to the period from incorporation in September 2003 to December 2003.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005 the Company had a working capital surplus of $729,764 (964,035 at December 31, 2004). The Company has sufficient funds to meet its current property option obligations, however the ability of the Company to successfully acquire additional mineral projects is conditional on its ability to secure financing when required. The Company proposes to meet additional financing requirements through equity financing. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

SHARES ISSUED AND OUTSTANDING

As of June 30, 2005, the issued and outstanding common shares of the Company totaled 38,427,167. In addition, 960,000 stock options have been granted to purchase common shares and there are 1,618,917 share purchase warrants and
31,500 broker warrants outstanding which also entitle the holders to purchase common shares of the Company. These stock options, warrants and broker warrants, if exercised, would result in the issuance of 2,610,417 common shares of the
Company.

RELATED PARTY TRANSACTIONS

During the three months ending June 30, 2005 consulting fees paid to officers and directors totaled $27,500 ($22,500 for second quarter of 2004).

PROPOSED TRANSACTIONS

While the Company continues to evaluate quality exploration projects and financing opportunities, there are no transactions currently pending.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that are based on beliefs of its management as well as assumptions made by and information currently available to management of the Company. When used in this Report, the words "estimate",
"believe", "anticipate", "intend", "expect", "plan", "may", "should", "will", and the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those statements. Such risks and uncertainties include those set forth under "Risks and Uncertainties" above. The statements contained in this Report speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                     On behalf of the Board of Directors

August 12, 2005                                              Kabir Ahmed
Toronto, Ontario                                         President & CEO

                             NOTICE TO SHAREHOLDERS
                FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005

                       NORTHWESTERN MINERAL VENTURES INC.

Responsibility for Financial Statements
---------------------------------------

The accompanying financial statements for Northwestern Minerals Ventures Inc.
have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2004 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the
Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement
---------------------

The auditors of Northwestern Minerals Ventures Inc. have not performed a review of the unaudited financial statements for the three and six months ended June
30, 2005 and June 30, 2004.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

BALANCE SHEETS


                                                                 June 30,      December 31,
                                                                   2005             2004
                                                               (Unaudited)       (Audited)
=============================================================================================

ASSETS

Current
     Cash and equivalents                                      $   639,947     $ 1,083,675
     Amounts receivable and prepaid expenses                       103,336          77,985
---------------------------------------------------------------------------------------------
                                                                   743,283       1,161,660

Equipment, net of accumulated amortization                           4,551           3,575

Interest in exploration properties and deferred exploration
expenditures (Note 2)                                            1,185,289         730,800
---------------------------------------------------------------------------------------------
                                                               $ 1,933,123     $ 1,896,035
=============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
     Accounts payable and accrued liabilities                  $    13,519     $   197,625
---------------------------------------------------------------------------------------------

Shareholders' equity

Share capital
     Authorized - unlimited common shares
     Issued
     Common shares (Note 3 and Schedule I)                       2,590,732       2,171,849
     Warrants (Note 4 and Schedule I)                              383,602         256,935
     Contributed surplus (Note 5 and Schedule I)                   392,850         424,183

Accumulated deficit                                             (1,447,580)     (1,154,557)
---------------------------------------------------------------------------------------------

                                                                 1,919,604       1,698,410
---------------------------------------------------------------------------------------------

                                                               $ 1,933,123     $ 1,896,035
=============================================================================================


NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT


                                                                                Cumulative from
                                                         Three Months Ended        inception to            Six Months Ended
                                                               June 30,              June 30,                  June 30,
                                                             (Unaudited)           (Unaudited)               (Unaudited)
                                                        2005            2004           2005             2005             2004
==================================================================================================================================

Expenses
    Investor relations and business development     $    72,863   $      59,677    $     540,464   $     173,264    $     89,290
    Stock based compensation expense                     12,667         -                436,850          12,667         308,000
    Management and administrative services               31,400          22,500          188,900          53,900          60,000
    Office and administration                            16,175           9,489          134,588          55,792          12,906
    Professional fees                                    10,438          27,073           98,214          14,607          49,461
    Filing and listing fees                              13,634          -                92,473          27,333          -
    Amortization                                            367          -                 1,291             660          -
                                                    -----------    ------------     ------------    ------------    ------------
                                                        157,544         118,739        1,492,780         338,223         519,657
                                                    -----------    ------------     ------------    ------------    ------------

Net loss for the period and from inception
before the following:                                  (157,544)       (118,739)      (1,492,780)       (338,223)       (519,657)

Future income tax recovery (Note 3(c))                   -               -               (45,200)        (45,200)         -
                                                    -----------    ------------     ------------    ------------    ------------

Net loss for the period and from inception             (157,544)       (118,739)      (1,447,580)       (293,023)       (519,657)

ACCUMULATED DEFICIT, beginning of period             (1,290,036)       (434,015)           -          (1,154,557)        (33,097)
                                                    -----------    ------------     ------------    ------------    ------------
ACCUMULATED DEFICIT, end of period                  $(1,447,580)   $   (552,754)    $ (1,447,580)   $ (1,447,580)   $   (552,754)
                                                    ===========    ============     ============    ============    ============

==================================================================================================================================
Basic and diluted loss per share (Note 6)           $      0.00    $       0.01                     $       0.01    $       0.04
----------------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares             38,427,167      18,000,000                       38,282,235      12,643,836
==================================================================================================================================


NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF CASH FLOWS


                                                                                Cumulative from
                                                         Three Months Ended        inception to          Six Months Ended
                                                               June 30,              June 30,                 June 30,
                                                             (Unaudited)           (Unaudited)              (Unaudited)
                                                        2005            2004           2005             2005          2004
==================================================================================================================================

Cash provided by (used in)

OPERATING ACTIVITIES
   Net loss for the period and from inception        $  (157,544)   $  (118,739)   $(1,447,580)   $  (293,023)   $  (519,657)
   Stock based compensation expense                       12,667            -          436,850         12,667        308,000
   Amortization                                              367            -            1,291            660            -
   Changes in non-cash working capital items             (41,618)        33,411        (89,817)      (209,457)        83,425
                                                     -----------    -----------    -----------    -----------    -----------
                                                        (186,128)       (85,328)    (1,099,256)      (489,153)      (128,232)
                                                     -----------    -----------    -----------    -----------    -----------
INVESTING ACTIVITIES
   Equipment purchase                                       (971)           -           (5,842)        (1,636)           -
   Interest in exploration properties and deferred
   exploration                                          (217,807)      (115,030)    (1,185,289)      (454,489)      (137,227)
                                                     -----------    -----------    -----------    -----------    -----------
                                                        (218,778)      (115,030)    (1,191,131)      (456,125)      (137,227)
                                                     -----------    -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
   Issue of common shares, net of issue costs                -              -        2,488,385        501,550      1,328,037
   Issue of warrants                                         -              -          246,540            -              -
   Issue of special warrants, net of issue costs             -              -          195,409            -              -
                                                     -----------    -----------    -----------    -----------    -----------
                                                             -              -        2,930,334        501,550      1,328,037
                                                     -----------    -----------    -----------    -----------    -----------

Change in cash and equivalents                          (404,906)      (200,358)       639,947       (443,728)     1,062,578

Cash and equivalents, beginning of period              1,044,853      1,435,349            -        1,083,675        172,413
                                                     -----------    -----------    -----------    -----------    -----------

Cash and equivalents, end of period                  $   639,947    $ 1,234,991    $   639,947    $   639,947    $ 1,234,991
                                                     ===========    ===========    ===========    ===========    ===========
==================================================================================================================================


NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

SCHEDULE I

STATEMENTS OF SHAREHOLDERS' EQUITY FROM COMMENCEMENT OF OPERATIONS, SEPTEMBER 26, 2003
TO JUNE 30, 2005
(Unaudited)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Special               Contributed   Accumulated
                                                 Common shares        Warrants    Warrants     Surplus       Deficit       Total
                                                ---------------       --------    --------     -------       -------       -----
                                                #            $            $           $          $               $          $

-----------------------------------------------------------------------------------------------------------------------------------

Issue of shares for cash                    2,000,000          101         -          -            -             -             101
Issue of special warrants for cash                -            -       195,409        -            -             -         195,409
Loss for the year                                 -            -           -          -            -         (33,097)      (33,097)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                  2,000,000          101     195,409        -            -         (33,097)      162,413
Public offering, net of issue costs        30,000,000    1,321,537         -          -            -             -       1,321,537
Conversion of special warrants              4,000,000      195,409    (195,409)       -            -             -             -
Flow through private placement, net
of issue costs                                206,000      114,891         -          -            -             -         114,891
Stock-based compensation                          -            -           -          -        424,183           -         424,183
Private placement, net of issue costs       1,454,500      539,911         -      256,935          -             -         796,846
Loss for the year                                 -            -           -          -            -      (1,121,460)   (1,121,460)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                 37,660,500    2,171,849         -      256,935      424,183    (1,154,557)    1,698,410
Private placement, net of issue
costs (Note 3(a))                             666,667      362,583         -      126,667          -             -         489,250
Exercise of stock options (Note 3(b))         100,000      101,500         -          -        (44,000)          -          57,500
Flow through tax effect on date of
renunciation (Note 3(c))                          -        (45,200)        -          -            -             -         (45,200)
Stock-based compensation                          -            -           -          -         12,667           -          12,667
Loss for the six months ended
June 30, 2005                                     -            -           -          -            -        (293,023)     (293,023)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2005                     38,427,167    2,590,732         -      383,602      392,850    (1,447,580)    1,919,604
===================================================================================================================================


NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
================================================================================

1. NATURE OF OPERATIONS, ACCOUNTING POLICIES AND GOING CONCERN

Northwestern Mineral Ventures Inc. (the "Company") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated
September 26, 2003. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals in Canada, Africa, and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves.
The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company's mining assets are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at June 30, 2005, the Company had cash and equivalents of $639,947 and working capital of $729,764. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due. However, the Company does not have sufficient resources to meet its exploration property expenditures as described in Note 5 of the audited December 31, 2004 financial statements.
The Company's ability to continue operations and fund its exploration property expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty there is some doubt about the ability of the Company to continue as a going concern. These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The unaudited financial statements have been prepared in accordance with
Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2005 may not be necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the
Company's annual financial statements for the year ended December 31, 2004. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended
December 31, 2004.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
================================================================================

2. INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

At June 30, 2005, accumulated costs with respect to the Company's interest in mineral properties owned, leased or under option, consisted of the following:


                                   Opening                            Ending           Ending
                                   Balance                            Balance          Balance
                                  January 1,                          June 30,       December 31,
                                    2005          Additions (2)         2005             2004
==================================================================================================

Bear Project (1)                  $560,767        $   30,564        $  591,331        $560,767
Pichachos Project (1)(3)           154,764           404,899           559,663         154,764
Other (4)                           15,269            19,026            34,295          15,269
--------------------------------------------------------------------------------------------------
                                  $730,800        $  454,489        $1,185,289        $730,800
==================================================================================================


(1) The descriptions of these properties can be found in Note 5 of the December
31, 2004 audited financial statements.

(2) Refer to Supplement I of the June 30, 2005 unaudited financial statements for details of additions to the Company's interest in exploration properties and deferred exploration expenditures.

(3) The Company has signed a Letter of Intent for an amendment to its Option
Agreement with RNC Gold Inc. ("RNC") covering the promising silver-gold Picachos
Project. The Letter of Intent grants the Company the right to acquire a 100%
interest in the property portfolio.

Under the terms of the Letter of Intent, the Company will be granted the right at feasibility to acquire RNC's remaining 50% stake in the Picachos Project. The purchase price of C$20 million is payable as: C$3 million at feasibility, C$9 million at the commencement of commercial production, and C$2 million on each of the first through fourth anniversaries of the commencement of commercial production. Upon execution of a Formal Agreement, incorporating the terms of the
Letter of Intent, the Company will issue 100,000 common shares from its treasury to RNC as consideration for the agreement. The shares will be subject to any applicable regulatory hold periods. Completion of this Agreement is subject to board and regulatory approval.

(4) Project generation for properties in Africa. Management assesses the value assigned to the other category for each regulatory financial statement reporting period. If no properties are acquired, the other category will be written-down to its net realizable value.

3. SHARE CAPITAL

Refer to Supplement II of the June 30, 2005 unaudited financial statements for a breakdown of outstanding securities as of July 6, 2005 to comply with Form
51-102F1.

(a) On January 27, 2005, the Company issued 666,667 units in a non-brokered private placement at a price of $0.75 per unit for gross proceeds of $500,000.
Each unit consists of one common share and one common share purchase warrant exercisable at a price of $0.93 until July 27, 2006. The warrants were valued at
$126,667 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 65%; risk-free interest rate - 4.0%; and an expected average life of 18 months.

(b) Stock options to acquire 100,000 common shares at $0.575 per share were exercised for gross cash proceeds of $57,500.

(c) Refer to Note 6(b)(4) of the audited December 31, 2004 financial statements.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
================================================================================

4. WARRANTS

The following table reflects the continuity of warrants and broker warrants:


                                  December 31,                               June 30,
                     Exercise        2004                      Expired /       2005       Black- Scholes
    Expiry Date        Price        Balance       Issued      Exercised      Balance         Value ($)
-----------------------------------------------------------------------------------------------------------

April 15, 2006         $0.95       450,000          -             -          450,000          126,000
April 15, 2006         $0.70        31,500          -             -           31,500           10,395
June 3, 2006           $0.95       502,250          -             -          502,250          120,540
July 27, 2006          $0.93          -          666,667          -          666,667          126,667
-----------------------------------------------------------------------------------------------------------
                                   983,750       666,667          -        1,650,417          383,602
===========================================================================================================


5. STOCK OPTIONS AND CONTRIBUTED SURPLUS

The following table reflects the continuity of stock options:


                                                               Number of              Weighted Average
                                                                Options                Exercise Price
                                                                                            ($)
--------------------------------------------------------------------------------------------------------

     Balance, December 31, 2004 (audited)                      1,060,000                     0.61
     Exercised                                                  (100,000)                    0.58
--------------------------------------------------------------------------------------------------------
     Balance,  June 30, 2005 (unaudited)                         960,000                     0.61
========================================================================================================


As at June 30, 2005, the Company had the following stock options outstanding:


                            BLACK-SCHOLES           NUMBER OF        EXERCISE               EXPIRY
                                VALUE ($)            OPTIONS         PRICE ($)               DATE
========================================================================================================

                                264,000             600,000            0.575            March 26, 2009
(1)                             128,850             300,000            0.675            April 23, 2007
(2)                               -                  60,000            0.720            October 22, 2007

                                392,850             960,000


(1) On April 23, 2004, 300,000 stock options exercisable at $0.675 per share were issued to a firm that provides investor relations to the Company. The following assumptions were used under the Black-Scholes option-pricing model:
dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4%
and an expected life of 3 years. These options were valued at $128,850.

(2) On October 22, 2004, 60,000 stock options exercisable at $0.72 per share were granted to a consultant of the Company. The following assumptions were used under the Black-Scholes option-pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $27,600 and will be charged to exploration property expenditures when certain vesting conditions have been met.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
================================================================================

6. LOSS PER SHARE (LPS)

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and accordingly basic and diluted LPS are the same.

7. RELATED PARTY TRANSACTIONS

The Company was charged $45,000 during the period (2004 - $60,000) for consulting and other services rendered by the Chief Executive Officer of the
Company. The Company was also charged $8,900 (2004 - $nil) by the Chief
Financial Officer of the Company. These amounts have all been expensed in the statement of operations and deficit.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

8. INCOME TAXES

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.
This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited December 31, 2004 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement I to Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
================================================================================

INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

ACTIVITY DURING THE PERIOD


                                                         Six Months Ended
                                                             June 30,
                                                            (Unaudited)
                                                    2005                     2004
======================================================================================

Bear Project
     Opening balance                             $ 560,767               $    -
--------------------------------------------------------------------------------------
     Option payment                                    -                     20,000
     Transportation                                 11,290                    -
     Geological                                      9,223                    -
     Consulting                                      9,337                    1,873
     Exploration advance                               -                    114,523
     General                                         2,325                      831
     Assaying and sampling                           1,458                    -
     Interest income                                (3,069)                   -
--------------------------------------------------------------------------------------
     Activity during the period                     30,564                  137,227
--------------------------------------------------------------------------------------
     Closing balance                             $ 591,331               $  137,227
======================================================================================
Pichachos Project
     Opening balance                             $ 154,764               $    -
--------------------------------------------------------------------------------------
     Geological, reports and maps                   69,938                    -
     Staking                                        15,926                    -
     General                                        12,701                    -
     Analysis and assaying                          91,008                    -
     Exploration advance                           218,395                    -
     Interest income                                (3,069)                   -
--------------------------------------------------------------------------------------
     Activity during the period                    404,899                    -
--------------------------------------------------------------------------------------
     Closing balance                             $ 559,663               $    -
======================================================================================
Other
     Opening balance                             $  15,269               $    -
--------------------------------------------------------------------------------------
     Activity during the period                     19,026                    -
--------------------------------------------------------------------------------------
     Closing balance                             $  34,295               $    -



NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement I to Financial Statements
Six Months Ended June 30, 2005
(Unaudited)

INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

CUMULATIVE FROM INCEPTION


                                   Bear Project      Pichachos Project          Other            Total
============================================================================================================

Option payments                     $  50,000            $      -            $      -        $    50,000
Acquisition costs                         -                     -                15,269           15,269
Exploration advance                       -                 218,395                 -            218,395
Claim payments                          1,500                   -                   -              1,500
Staking                                   -                  15,926                 -             15,926
Transportation                        222,287                 3,836              12,342          238,465
Drilling                               85,865                 3,405                 -             89,270
General                                63,004                30,049               2,184           95,237
Camp costs                             60,671                 5,940                 -             66,611
Project management fees                40,759                 8,965                 -             49,724
Labour                                 29,741                 8,830                 -             38,571
Consulting fees                        22,931                   -                 4,500           27,431
Geological, reports and maps            9,223                65,613                 -             74,836
Professional fees                         -                   8,535                 -              8,535
Analysis and assays                    12,466               197,284                 -            209,750
Interest income                        (7,116)               (7,115)                -            (14,231)
------------------------------------------------------------------------------------------------------------
                                    $ 591,331             $ 559,663          $   34,295      $ 1,185,289
============================================================================================================


NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement II to Financial Statements
Six Months Ended June 30, 2005
(Unaudited)

The following securities were outstanding as at July 6, 2005:

i) 38,427,167 common shares

ii) Stock Options


                                                 NUMBER OF         EXERCISE             EXPIRY
                                                  OPTIONS          PRICE ($)             DATE
========================================================================================================

                                                  600,000            0.575           March 26, 2009
                                                  300,000            0.675           April 23, 2007
                                                   60,000            0.720           October 22, 2007
--------------------------------------------------------------------------------------------------------
                                                  960,000
========================================================================================================


iii) Warrants


                                   December 31,                                      July 6,
                      Exercise        2004                        Expired /           2005
    Expiry Date          Price       Balance          Issued      Exercised          Balance
--------------------------------------------------------------------------------------------------------

April 15, 2006         $0.95         450,000          -               -              450,000
April 15, 2006         $0.70          31,500          -               -               31,500
June 3, 2006           $0.95         502,250          -               -              502,250
July 27, 2006          $0.93         -               666,667          -              666,667
                                 -----------------------------------------------------------------------
                                     983,750         666,667          -            1,650,417
                                 =======================================================================


SIGNATURE
---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        Northwestern Mineral Ventures Inc.

                                                        By: /s/ Kabir Ahmed
                                                        -------------------
                                                            Kabir Ahmed
                                                            President